Filed by VPC Impact Acquisition Holdings III, Inc. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings III, Inc. (File No. 001-40161)

Dave to Participate in Upcoming Investor Conferences

Los Angeles, CA, November 15, 2021 – Dave (“Dave” or the “Company”), the banking app on a mission to create financial opportunity that advances America’s collective potential, today announced that Jason Wilk, Co-Founder and Chief Executive Officer, and Kyle Beilman, Chief Financial Officer, will be participating in the following upcoming conferences.

•	On Monday, November 15, 2021, the Company will be presenting at the Citi 2021 FinTech Conference. The discussion will begin at 11:15am ET.

•	On Wednesday, December 1, 2021, the Company will be presenting at the Credit Suisse 25th Annual Technology Conference in Scottsdale, AZ. The discussion will begin at 3:40pm MT.

Dave and VPC Impact Acquisition Holdings III, Inc. (NYSE: VPCC), a special purpose acquisition company sponsored by VPC Impact Acquisition Holdings Sponsor III, LLC, an affiliate of Victory Park Capital Advisors, LLC, announced in June 2021 that they entered into a definitive agreement for a business combination that would result in Dave becoming a publicly traded company. The Company’s presentations at both conferences will be available via live webcast and archived replay on Dave’s investor relations website at https://investor.dave.com.

About Dave

Dave is a banking app on a mission to create financial opportunity that advances America’s collective potential. Dave’s financial tools, including its debit card and spending account, help more than 10 million customers bank, budget, avoid overdraft fees, find work and build credit. For more information, visit www.dave.com.

About VPC Impact Acquisition Holdings III, Inc.

VPC Impact Acquisition Holdings III, Inc.’s acquisition and value creation strategy is to identify, partner with and help grow a business in the Fintech industry headquartered or with operations in the United States. The Company’s sponsor is an affiliate of Victory Park Capital, a global investment firm with a long track record of executing debt and equity financing transactions with some of the largest global Fintech companies. The firm was founded in 2007 and is headquartered in Chicago with additional resources in New York, Los Angeles and Austin. Victory Park Capital is privately held and a Registered Investment Advisor with the SEC. For more information, please visit: www.victoryparkcapital.com/vih/vpc-impact-acquisition-holdings-iii/.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), VPC Impact Acquisition Holdings III, Inc. (“VPCC”) has filed a registration statement on Form S-4 that includes a proxy statement/prospectus of VPCC. After the registration statement is declared effective, VPCC will mail a definitive joint proxy statement/prospectus and other relevant documents to its stockholders. This press release is not a substitute for the proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of VPCC’s common stock in connection with its solicitation of proxies for the vote by VPCC’s stockholders with respect to the Proposed Transaction and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in connection with the Proposed Transaction. This document does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. VPCC’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about Dave, VPCC and the Proposed Transaction.

Investors and security holders and other interested parties are urged to read the proxy statement/prospectus and any other relevant documents that are filed or will be filed with the SEC, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they contain or will contain important information about Dave, VPCC, the Proposed Transaction and related matters.

When available, the definitive proxy statement/prospectus and other relevant materials for the Proposed Transaction will be mailed to stockholders of VPCC as of a record date to be established for voting on the Proposed Transaction. VPCC’s stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from VPCC upon written request to VPCC by emailing vih3info@victoryparkcapital.com or by directing a request to VPCC’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, VPCC, Dave, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from VPCC’s stockholders in connection with the Proposed Transaction under the rules of the SEC. Information regarding VPCC directors and executive officers may be found in its registration statement on Form S-1, including amendments thereto, relating to its initial public offering, and other reports which are filed with the SEC. Additional information regarding the participants are included in the registration statement on Form S-4 that includes the preliminary proxy statement/prospectus, and amendments thereto. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,”

“are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in VPCC’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) inability to meet the closing conditions to the Proposed Transaction, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; and (ii) the inability to complete the Proposed Transaction due to the failure to obtain approval of VPCC’s stockholders or Dave’s members, the failure to achieve the minimum amount of cash available following any redemptions by VPCC’s stockholders or the failure to meet the national stock exchange’s listing standards in connection with the consummation of the Proposed Transaction; (iii) costs related to the Proposed Transaction; (iv) a delay or failure to realize the expected benefits from the Proposed Transaction; (v) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (vi) the impact of the ongoing COVID-19 pandemic; (vii) changes in the markets in which Dave competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (viii) changes in the markets that Dave targets; (ix) risk that Dave may not be able to execute its growth strategies, including identifying and executing acquisitions; (x) risks relating to data security; and (xi) risk that Dave may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VPCC’s final prospectus dated March 4, 2021 relating to its initial public offering, the registration statement on Form S-4 and proxy statement/prospectus discussed above, when available, and other documents filed by VPCC from time to time with the SEC. These filings identify and address, or will identify and address, other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about VPCC and Dave or the date of such information in the case of information from persons other than VPCC or Dave, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts

Dave

Media

press@dave.com

Investors

DaveIR@icrinc.com

VPC Impact Acquisition Holdings III, Inc.

Media

Jordan Niezelski, Edelman

jordan.niezelski@edelman.com

Investors

vih3info@victoryparkcapital.com